SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Minute of the 13th Ordinary General Shareholders´Meeting” dated on March 18, 2011.

(Sao Paulo, Brazil – March 21, 2011) Telecomunicações de São Paulo S/A – TELESP (NYSE:TSP; BOVESPA: TLPP) hereby informs to its shareholders the resolutions taken on its Ordinary General Meeting.

I. Date, Time and Venue: March 18 (eighteen), 2011, at 11:00 a.m., in the Company’s headquarter, located at Rua Martiniano de Carvalho, 851, in the capital of the state of Sao Paulo.

II. Call notice: Public notice published in the “Diário Oficial do Estado de São Paulo” on March 3, 4 and 5, 2011 editions, pages 168, 5,6, respectively and in the newspaper “Valor Econômico”, on March 3, 4 and 9, 2011 editions, pages C6, B13, B3, respectively.

III. Agenda:

1. To examine the management’s accounts, analyze, discuss and vote on the Company´s Financial Statements, related to the fiscal year ended on December 31, 2010;
2. To deliberate on the management proposal for net income allocation for the fiscal year of 2010;                                                                                                                                                                        3. To elect, by the vote of common shares, to complementation of the current tenure, 2 (two) members of the Board of Directors, being one of them to the vacancy occupied at the moment by member elected by the own Board of Directors in form of article 150 of Law #6,404/76;
4. To elect the members of the Fiscal Council for a new tenure;
5. To determine the remuneration for managers and members of the Fiscal Council.

IV. Attendance: Company’s shareholders, representing 85.6% of the voting capital, in accordance to records and signatures of the Attendance Book #002, sheets 35 front to 39 front, verifying the legal quorum for instatement and resolutions. Were also registered the attendance of the Company’s manager, Mr. Gustavo Fleichman, General Secretary; the member of the Fiscal Council, Mr. Flávio Stamm; the Company’s Accounting Director and Company’s Accountant, respectively Mrs. Diana Policarpo Damião Choucair Ramos and Mr. Milton Shigueo Takarada; the Director of Merger, Acquisitions and Investor Relations, Mr. Norair Ferreira do Carmo and the agents of the accounting firm, Ernst & Young Terco Auditores Independentes S/S, Mr. Luis Eduardo Monti and Mr. Alexandre Hoeppers.

V. Board: Gustavo Fleichman – Chairman
                Fabiane Reschke – Secretary

VI. Resolutions: The shareholders in attendance, according to legal abstentions, approved the following deliberations:

1 – Item “1” of the Agenda: the Chairman informed that was available to shareholders the documentation related to the management account comprehending: Management Report, Balance Sheet and the other complete and consolidated Financial Statements of the Company, properly attached with the Explanatory Notes, as well as the Report of the Independent Accounting firm, Ernst & Young Terco Auditores Independentes S/S about the Financial Statements (technical report) and the Technical Report of the Company’s Fiscal Council, both issued without exception, all of them related to the fiscal year ended on December 31, 2010. Following, it was proposed and accepted by those in attendance, the exemption reading of the referred documents, for being of knowledge of everyone, which, filling the legal disposal were published, in full, in the newspapers “Valor Econômico” and “Diário Oficial do Estado de São Paulo”, on February 16, 2011 and erratum published on February 16 and 17, 2011, being also available on the IPE System at the Securities Commission/Bovespa website, in the internet, in form and deadlines provided in the CVM´s Instruction #481. Subject to discussion and voting, abstaining those impeded by law, including the management and the Company’s fiscal council in attendance, the matter of “item 1” of the agenda was unanimously approved by the shareholders in attendance, without any restriction or reserve, expressly approved, in full, the Management Report and Manager accounts, comprehending the Balance Sheet and the complete Financial Statements with the Company’s Explanatory Note –controlling company and consolidated, all of them related to the fiscal year ended on December 31, 2010, including matter’s allusive technical reports.

2 – It was valued the matter included in item "2" of the Agenda, concerning to the proposal for allocation of results related to the fiscal year 2010, as follows:

“PROPOSAL OF THE MANAGEMENT FOR RESULTS ALLOCATION RELATED TO THE FISCAL YEAR 2010

Dear Shareholders,

According to the article 192 of the Law #6,404/76, and with CVM´s Instruction #481 of December 17, 2009, Article 9, paragraph 1st - II, this Management proposes to Telesp’s Shareholders that the allocation of net income for the fiscal year ended on December 31, 2010, in the amount of R$2,398,836,090.74 (two billion, three hundred and ninety eight million, eight hundred and thirty six thousand, ninety reais and seventy four cents) shall be realized as follows:

1. ALLOCATION RELATED TO THE FISCAL YEAR 2010

According to the Article 26, paragraph 1st (ii) of the Company’s Bylaw, 25% of the net income adjusted as required the items II, III of article 202 of the Law #6,404/76 will be obligatorily distributed as mandatory minimum dividend to all shareholders. The paragraph 1st (iii) of the same article provides that the remaining balance, after attended the procedures contained in the preceding items of this article, will be determined by the General Meeting, based on the proposal of the Board of Directors.

According to the paragraph 1st, article 193 of the Law #6,404/76, the Company chose for not constitute a legal reserve, since its current balance added to the balance of capital reserves mentioned in paragraph 1st of article 182, exceeded 30% of the capital stock. Thus, the net income of the year 2010 will be the own base for determining the mandatory minimum dividend, as shown below:

Advantages of preferred shares:

In accordance to the article 7 of the Company’s Bylaws, shareholders of preferred shares are entitled to a dividend 10% (ten percent) higher than the amount granted to shareholders of common shares.

Allocations realized during the fiscal year 2010

a. Interim Dividends:

Considering the interpolated proposition XXVI of the articles 17 and 27 of the Company’s Bylaws, in conjunction with the article 7, as well as in articles 204 and 205 of the Law #6,404/76, the Management deliberated interim dividends, in the following dates and conditions:

September 29, 2010 – deliberated the amount of R$196,355,000.00 (one hundred and ninety six million and three hundred and fifty five thousand reais) based on financial statements of June 30, 2010 and the payment begun on December 13, 2010 to common and preferred shareholders registered on Company’s book records by the end of September 30, 2010. After this date, the shares were considered as “ex-dividend”. Such dividends were charged to the mandatory minimum dividend of the 2010 fiscal year and considered as mentioned for all circumstances of the Corporate Legislation.

b. Interest on Own Capital

In accordance to article 9 of the Law #9,249/95, deliberation #207/96 of “Comissão de Valores Mobiliários” and the articles 7 and 28 of the Company’s Bylaws, the Board of Directors deliberated ad referendum of the General Shareholders’ Meeting, interest on own capital, in the following dates and conditions:

September 29, 2010 – deliberated the amount of R$390,000,000.00 (three hundred and ninety million reais) and after withholding the income tax of 15%, its net amount is R$331,500,000.00 (three hundred and thirty one million and five hundred thousand reais), which were distributed as of December 13, 2010, to common and preferred shareholders registered on Company’s book records by the end of September 30, 2010. After this date, the shares were considered as “ex-interest”.

December 14, 2010 – deliberated the amount of R$202,000,000.00 (two hundred and two million reais) and after withholding the income tax of 15%, its net amount is R$171,700,000.00 (one hundred and seventy one million and seven hundred thousand reais) to common and preferred shareholders registered on Company’s book records by the end of December 30, 2010. As of December 31, 2010, inclusive, shares will be considered as “ex-interest”. The

Board proposes to Ordinary General Shareholders´ Meeting that the payment of such interest begin until December 21, 2011 in a date to be determined by Executive Directors of the Company and timely communicated to the market.

The Interest on Own Capital granted in 2010 will be analyzed by the Ordinary General Shareholders´ Meeting, to charge the mandatory minimum dividend, according article 28 of the Company’s Bylaws.

2. PROPOSAL OF DELIBERATION

The Board of Directors proposes in accordance to the paragraph 6 of the article 202 of the Law #6,404/76 and article 26, paragraph 1st (iii) of the Company’s Bylaws, that the balance of profit on December 31, 2010, not destined yet, in the amount of R$ 1,610,481,090.74 (one billion, six hundred and ten million, four hundred and eighty one thousand, ninety reais and seventy four cents), to be destined as dividends.

The Board of Directors proposes that dividends and interest on own capital prescribed in 2010, in the amount of R$134,440,081.00 (one hundred and thirty four million, four hundred and forty thousand, eighty one reais), which, offset with the actuarial loss recognized and the effect of assets limitation of surplus plans of 2010 in the amount of R$42,062,965.52 (forty two million, sixty two thousand, nine hundred and sixty five reais and fifty two cents) and the effects on accumulated earnings of 2009, due to the initial adoption of International Accounting Standards (IFRS) in the amount of R$8,758,555.51(eight million, seven hundred and fifty eight thousand, five hundred and fifty five reais and fifty one cents)results in the amount of R$83,618,559.99 (eighty three million, six hundred and eighteen thousand, five hundred and fifty nine reais and ninety nine cents) also to be destined as dividends.

The dividends proposed above, in the amount of R$1,694,099,650.73 (one billion, six hundred and ninety four million, ninety nine thousand, six hundred and fifty reais and seventy three cents) shall be paid to common and preferred shareholders registered on Company’s book records by the end of the day of the Ordinary General Shareholders´ Meeting that will deliberate such dividends, after which the shares will be considered as “ex-dividends”.

The Board proposes to Ordinary General Shareholders´ Meeting that the payment of such interest begin until December 21, 2011 in a date to be determined by Executive Directors of the Company and timely communicated to the market, may be paid in one or more tranches.

The present proposal of allocation of the Company’s results, considering the deliberate values during 2010 and the proposal of deliberation of dividends to be approved by the Ordinary General Shareholders’ Meeting, shows that 100% of net income will be distributed to shareholders as dividends and interest on own capital.

In compliance with the Annex 9-1-II, item 7 of CVM´s Instruction #481 of December 17, 2009, the following is a comparative table of net income and distribution of dividends and interest on own capital for share over the past years (values in reais):

1 10% higher than the amount granted to each common share, in accordance with the article 7 of the Company’s Bylaws.

Shareholders by unanimously and abstaining those impeded by law, including management and fiscal council in attendance, approved the Management Proposal for Allocation of the Results of the fiscal year 2010, in full, including with regard to dates for payments of dividends, that the Company’s Director shall fix in accordance to the parameters indicated in the Proposal and timely communicated to the market.

3 – Regarding to the item “3” of the Agenda, by general common shares vote, under indication of shareholder Telefónica International S.A., was approved, by unanimous, the election of administrative councilmember: (i) Luis Miguel Gilperez Lopez, Spanish, married, academic background in Industrial Engineering, bearer of the passport #542521, resident and domiciled in Madrid, Spain, commercial address at Ronda de Comunicación, no number, Distrito C, Edifícil Oeste 3 and, (ii) Juan Carlos Ros Brugueras, Spanish, single, lawyer, bearer of the passport #BD543326 and enrolled with Taxpayer’s ID# 817,483,020-00, resident and domiciled in Barcelona, Spain, with commercial address at Plaza Ernest Lluch y Martín, 5, Telefonica Tower, both in complementation of the current tenure, which will end on the date of 2013’s Ordinary General Shareholders’ Meeting. In the opportunity was presented the resume and other data of the elected council members, despite having been previously available to the market. It was informed that the elects council members are not impeded by law of exercising their administrative councilmember position and in conditions of confirming their releasing as required by § 4o of article 147 of the Law #6404/76 and article 2 of the instruction CVM 367, on May 29, 2002. Recorded that (i) the possession of the council members residents and domiciled abroad of will be conditioned to the constitution of the representative resident in Brazil, according to the paragraph 2, article 146, of the Corporate Law and (ii) the administrative councilmember Luis Miguel Gilperez Lopez had been appointed by the own Board member on November 17, 2010, according to the article 150 of Law #6,404/76, replacing Mr. Enrique Used Aznar.

4 – Regarding to the item “4” of the agenda, related to election of the fiscal council members for a new tenure that starts by this date and will end on the date of the Ordinary General Shareholders’ Meeting to be realized in the year 2012, the following deliberations were taken:

(i) For unanimous of the preferred shares in attendance, in separated voting, with abstention of the controllers, indicated by the shareholder granted of preferred shares, Mr. Flávio Stamm, were elected as Sitting member Mr. Flavio Stamm, Brazilian, married, business manager, registered in the CRA SP# 45,324, bearer of the ID# 12,317,859 SSP/SP and enrolled with Taxpayer’s ID# 048,241,708-00, resident and domiciled at Rua Patápio Silva, 223 – apt. 32 –Sao Paulo – SP; and as respective Substitute Gilberto Lerio, Brazilian, divorcee, accountant, registered in the CRC SP 1SP 111,445/O-9, bearer of the ID# 4,370,494-3 and enrolled with Taxpayer’s ID# 269,714,378-53, resident and domiciled at Av. Indianópolis, 860 – Sao Paulo –SP;

(ii) by general common shares vote, indicated by the controller shareholder, were unanimously elected, as Sitting members: (i) Cremênio Medola Netto, Brazilian, married, economist, bearer of the ID# 3,590,896 SSP/SP , enrolled with Taxpayer’s ID# 26,676,068-68, resident and domiciled at Atibaia, São Paulo State, commercial address at Rua Araras, 235,Jardim Flamboyant, Atibaia – SP; (ii) Stael Prata Silva Filho, Brazilian, married, business manager, bearer of the ID# 4,650,496 SSP/SP, enrolled with Taxpayer´s ID# 374,378,958-20, resident and domiciled in the Capital of State of Sao Paulo, address at Rua Jesuino Arruda, 499, Itaim Bibi, Sao Paulo – SP; and as their Substitutes, respectively, (i) Laura Goulart Andrade e Almeida Cerdeira, Brazilian, married, computer scientist, bearer of the ID# 18,075,966 SSP/SP, enrolled with Taxpayer’s ID# 120,425,898-88, resident and domiciled in the Capital of State of Sao Paulo, commercial address at Rua Dr. Rafael de Barros, 209, 8th floor, São Paulo – SP; (ii) Charles Edwards Allen, Brazilian, single, economist, bearer of the ID# 4,730,628 SSP/SP, enrolled with Taxpayer’s ID# 669,820,148-0, resident and domiciled in the Capital of State of Sao Paulo, with address at Rua João Álvares Soares, 1555, apartment 151, São Paulo – SP.

There have been no other indications by the shareholders presents in the assembly, the Audit Committed was constituted by 3 sitting members and 3 substitutes, as above elected.

5 - Regarding item “5” of the Agenda, was approved by majority of votes: with abstention of management and Fiscal Council in attendance: (i) to determine the global management’s annual remuneration, for the period comprehended between today and the 2012’s Ordinary General Shareholders’ Meeting, in the amount of R$17,430,000.00 (seventeen million and four hundred and thirty thousand Reais), and the individualization for the administrative members shall be made through the Board of Directors as provided in the Company’s Bylaws; (ii) to determine the active audit councilmember’s remuneration to 10% of the average paid to each Director, not including therefore the benefits, representation monies and eventual participation in profit (variable remuneration).

VII – Closing: No further matters in the Agenda to discuss, the subjects were concluded, from which was drawn up, in an abstract manner, as permitted by the § 1 of the article 130 of the Law# 6404/76, been approved by the shareholders as a true representation of the matters and deliberations occurred in the Meeting, and follow signed by the participants.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	March 21, 2011	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director